Exhibit 99.1

Contacts:	Dolph Baker, President and CEO Timothy A. Dawson, Vice President and CFO (601) 948-6813

CAL-MAINE FOODS, INC. REPORTS SECOND QUARTER FISCAL 2011 RESULTS

JACKSON, Miss. (December 27, 2010) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today announced results for the second quarter and six months ended November 27, 2010.

Net sales for the second quarter of fiscal 2011 were $234.5 million compared with net sales of $229.2 million for the same quarter of fiscal 2010.  The Company reported net income of $15.2 million, or $0.64 per basic share, for the second quarter of fiscal 2011 compared with net income of $16.1 million, or $0.68 per basic share, for the second quarter of fiscal 2010.

For the first six months of fiscal 2011, net sales were $424.9 million compared with net sales of $416.9 million for the prior-year period.  The Company reported net income of $19.9 million, or $0.84 per basic share, for the first half of fiscal 2011 compared with net income of $12.3 million, or $0.52 per basic share, for the year-earlier period.

Dolph Baker, president and chief executive officer of Cal-Maine Foods, Inc., stated, “The financial results for the second quarter of fiscal 2011 reflect recent improved market conditions.  We reported improved sales from a year ago due to higher average selling prices; however, our profitability was affected by higher feed costs.  While demand for eggs suffered in early September as a result of the nationwide egg recall, American Egg Board research indicates egg demand has now rebounded to pre-recall levels.  Also, egg market prices moved to near yearly highs during the second quarter.  Overall, the national egg supply is flat compared with the same time last year.  We are also pleased that our specialty egg sales have continued to grow even in a difficult economic environment, accounting for 15.5 percent of our dozens sold for the quarter.

“We continue to monitor the national chick hatch, which has been trending higher, and will affect future supply. Feed costs also remain a concern for fiscal 2011.  For the second quarter, feed cost per dozen produced increased by four cents compared with the same quarter last year.  The current and expected balance of supply and demand for corn and soybean meal points to a tight feed supply throughout the next marketing year.

“Overall, our management team is solid and our operations are running smoothly,” added Baker.

Cal-Maine’s dividend policy is to pay one-third of net income for the quarter in the form of a cash dividend.  For the second quarter of fiscal 2011, Cal-Maine will pay a cash dividend of approximately $0.212 per share to holders of its common and Class A common stock.  The amount paid could vary slightly based on the amount of outstanding shares on the record date.  The dividend is payable February 10, 2011, to shareholders of record on January 26, 2011.

Selected operating statistics for the second quarter of fiscal 2011 compared with the prior year period are shown below:

	13 Weeks Ended		26 Weeks Ended
	November 27, 2010	November 28, 2009	November 27, 2010	November 28, 2009
Dozen Eggs Sold (000)	206,038	206,251	400,024	399,298
Dozen Eggs Produced (000)	159,749	164,647	315,093	320,790
Dozen Eggs Purchased (000)*	46,289	41,604	84,931	78,508

% Specialty Sales (dozen)	15.5%	13.7%	15.2%	13.4%

Net Average Selling Price (dozen)	$1.090	$1.057	$1.012	$0.992
Feed Cost (Dozen)	$0.387	$0.347	$0.361	$0.352

% Specialty Sales (dollars)	23.0%	20.5%	24.1%	21.4%

* Net of processing loss and inventory adjustments

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207

	PHONE 601-948-6813	FAX 601-969-0905

CALM Reports Second Quarter Fiscal 2011 Results

December 27, 2010

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs.  The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties (including those contained in the Company’s SEC filings as well as other unknown or unpredictable factors) that could cause actual results to differ materially from those projected.  SEC filings may be obtained from the SEC or the Company’s website, www.calmainefoods.com.  You are cautioned not to place undue reliance on the forward-looking statements.  Further, the forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof.  Except as otherwise required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future that make it clear that any expected results expressed or implied by the forward-looking statements will not be realized.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207

	PHONE 601-948-6813	FAX 601-969-0905

CALM Reports Second Quarter Fiscal 2011 Results

December 27, 2010

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		26 Weeks Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009
Net sales	$234,523	$229,233	$424,926	$416,899
Gross profit	45,215	46,827	77,951	65,044
Operating income	22,783	25,435	30,824	20,134
Other expense	(385)	(799)	(1,341)	(2,358)
Income before income taxes	22,398	24,636	29,483	17,776

Net income	$15,186	$16,094	$19,949	$12,262

Net income per common share:
Basic	$0.64	$0.68	$0.84	$0.52
Diluted	$0.63	$0.67	$0.83	$0.51

Weighted average shares outstanding:
Basic	23,853	23,807	23,848	23,799
Diluted	23,944	23,881	23,940	23,873

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	November 27, 2010	May 29, 2010
ASSETS
Cash and short-term investments	$167,842	$199,055
Receivables	84,438	43,587
Inventories	97,172	93,968
Other	1,878	1,550
Current assets	351,330	383,160

Property, plant and equipment (net)	227,756	234,111
Other assets	57,590	59,013
Total assets	$636,676	$631,284

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$81,798	$68,020
Current maturities of long-term debt	14,231	29,974
Deferred income taxes	20,281	19,980
Current liabilities	116,310	117,974

Deferred income taxes and other liabilities	32,359	31,655
Long-term debt, less current maturities	98,343	104,699
Shareholders' equity	389,664	376,956
Total liabilities and shareholders' equity	$636,676	$631,284

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